FORM 4 [X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and address of Reporting Person* Cell Genesys, Inc.	2. Issuer Name and ticker or Trading Symbol Abgenix, Inc. (ABGX)		6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) 342 Lakeside Drive (Street) Foster City, California 94404 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Day/Year November 25, 2002 5. If Amendment, Date of Original (Month/Day/Year)

      Director      X     10% Owner
      Officer (give title below)           Other (specify below)

7.    Individual or Joint/Group Filing (Check applicable line)
X     Form filed by One Reporting Person
      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date	2A. Deemed Transaction Date, if any	3. Transac- tion Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr.3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported	6. Owner- ship Form: Direct	7. Nature of Indirect Beneficial
	(Month/Day/Year)	(Month/Day/Year)	Code	V	Amount	(A) or (D)	Price	Transaction(s) (Instr. 3 and 4)	(D) or In- direct (I) (Instr. 4)	Ownership (Instr. 4)
Common Stock	11/22/2002		S		250,000	D	$9.62		D(1)
Common Stock	11/25/2002		S		9,926	D	$9.76	8,694,210	D(1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
*    If the form is filed by more than one reprting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End 0f Month (Instr. 4)	10. Ownership Form of Derivative Security. Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:
(1)These securities are owned solely by Cell Genesys, Inc. (the "Shares"). Such Shares may also be deemed to be indirectly held by Stephen A. Sherwin, an officer, director, and beneficial stockholder of Cell Genesys, Inc., in that he may be deemed to have voting and dispositive power over the Shares. Nonetheless, Dr. Sherwin disclaims beneficial ownership of the Shares except to the extent of his pro rata pecuniary interest therein based upon his beneficial ownership of the capital stock of Cell Genesys, Inc. Moreover, Cell Genesys, Inc. has not distributed to Dr. Sherwin or any other of its stockholders any proceeds from its transactions in the Shares. Dr. Sherwin ceased to be a director of Abgenix, Inc. on June 4, 2002.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff.(a)	/s/ Matthew J. Pfeffer Matthew J. Pfeffer **Signature of Reporting Person	November 25, 2002 Date

©    H.J. Meyer Consulting September 1, 2002